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                               BOSS MINERALS, INC.
                           318 Homer Street, Suite 400
                           Vancouver, British Columbia
                                 Canada V6B 2V2
                            Telephone: (604) 602-7591
                            Facsimile: (604) 602-7593



March 14, 2005

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0511

Attention:  Susann Reilly, Attorney

Dear Sirs:

Re:      Registration Statement on Form SB-2 - File Number 333-120682
         ------------------------------------------------------------

We write in response to your letter dated March 10, 2005 regarding the above-noted registration statement on Form SB-2. We have today filed an amended Registration Statement via the EDGAR system. We enclose a copy of this amended Form SB-2, as well as a copy that has been blacklined to show changes from the previous filing.

We respond sequentially to your comments as follows:

General
-------

1. We repeat our prior comment 1 regarding our belief that the registrant is a "blank check" company. We believe that your minimal activities do not support your argument that you have a specific business plan. In this regard, please describe your additional expenditures of $3,005 "on the property" during the three months ended December 31, 2004. In addition, with a view towards disclosure, supplementally provide us with a listing of the following information: (i) every public entity with which any principal, or any affiliate of either a principal or the company has been or is associated with, including but not limited to such principal's or affiliate's involvement as a principal, accountant, consultant, shareholder (if the company was a development stage company when it went public), or promoter; (ii) specify for each such entity the nature and extent of the principal's or affiliate's involvement; (iii) indicate for each such entity whether or not a principal or affiliate of either a principal or the company was in any way involved in an offering of securities by such entity and if so describe in reasonable detail the extent and nature of such involvement; (iv) for each such entity whether or not such entity is or was subject to Rule 419 or otherwise qualifies or qualified as a "blank check" company; (v) for each such entity whether or not such entity was involved in any merger transaction, including but not limited to a "reverse merger" transaction, and if so, provide reasonable detail concerning each such transaction as well as any principal's or affiliate's role in such transaction(s); and (vi) whether any principal or any affiliate of either a principal or the company has ever acted as a broker or dealer in any transaction, and if so describe such activities. We may have further comment.

     We continue to assert that we are not a blank check company. We have a very specific business plan to explore and potentially develop the Mosquito King claims. While you suggest that our "minimal activities" do not support this argument, we have disclosed that we attempted to complete an initial review of the claims in October 2004, but were unable to do so due to snow cover. We will proceed with the recommended phase one work program on the property. The $3,005 in additional expenditures on the claims made during the three-month period ended December 31, 2004 relate to Dr. Molak's review of claims data and the preparation of his geological report.

     As we indicate in our response to your comment two below, we are willing to affirmatively state that we will complete the geologist recommended work programs on the Mosquito King claims.

     Our principals, namely Andrei Krioukov and Alexei Jirniaguine, and their affiliates are or have been associated with (including, without limitation, involvement as a principal, accountant, consultant and shareholder or promoter), the following public entities:

     a) Andrei Krioukov provides accounting services to Auterra Ventures Inc., Ballad Gold and Silver Ltd., Buck Lake Ventures Ltd., Maximum Ventures Inc., Totally Hip Technologies Inc., Geocore Explorations Inc. and North American Gold Inc., all of which are reporting companies in Canada.

     b) Andrei Krioukov provides accounting services to Brookmount Explorations Inc., a United States reporting company.

     c) Andrei Krioukov previously provided accounting services to Data Fortress Systems Group Ltd., a Canadian reporting company.

     d) Andrei Krioukov is a nominal shareholder (2,000 shares) of Totally Hip Technologies Inc., a Canadian reporting company.

     Mr. Krioukov has in no way been involved in any security offerings of the above-noted companies. He purchased shares of Totally Hip Technologies Inc. through the facilities of the TSX Venture Exchange. None of the above-noted companies were subject to Rule 419, were otherwise qualified as "blank check" companies or were involved in "reverse merger" transactions.

     No principal or any affiliate of either a principal or the company has ever acted as a broker or dealer in any transaction.

2. We note your disclosure on page 19 that the company has no "intention of entering into a merger or acquisition within the next twelve months." Clarify the disclosure to indicate whether the company intended to limit such statement merely to its current intent for a twelve month period, or whether the company is actually willing to affirmatively state that it will not enter into a merger or acquisition agreement going forward and will concentrate its efforts on the development of its existing mining claims. We may have further comment.

     We   have clarified our disclosure to indicate that we will complete the recommended exploration programs on the Mosquito King claims and will continue to proceed with any further work recommended on the claims.

     Because our stated business includes the acquisition of mineral claims, we may be involved in additional acquisitions in the next twelve months, although no such acquisitions are presently contemplated.

3. We repeat our prior comment 2 that you include the Commission's file number on the cover page of the registration statement.

     We have included the Commission's file number on the cover page of the registration statement.

Summary Financial Information, page 5
-------------------------------------

4. Please label the Balance Sheet Data and Statement of Loss and Deficit as of December 31, 2004, and for the period from February 17, 2004 (inception) to December 31, 2004, respectively, as unaudited.

         We have labeled columns with unaudited data in the interim financial statements for the three months ended December 31, 2004 as "unaudited".

Description of Business, page 18
--------------------------------

5. We note the following statement in the first paragraph of this section. "We have an option to acquire a 100% interest in 20 mineral claims, collectively known as the Mosquito King property. It is confusing to the reader for you to use the word "property" in describing claims. In order to understand the disclosure in this registration statement the reader must learn that "Mosquito King property" actually means "Mosquito King claims". Please revise the disclosure to avoid this potential for confusion. It is necessary to disclose material information in a clear, concise and understandable manner. See Rule 421(b) of Regulation C.

         We have removed reference to the Mosquito King property and now instead refer to it as the Mosquito King claims.

6. We have reviewed your response to our prior comment 8. In the disclosure, please clarify further the first paragraph of this section, including, but not necessarily limited to, a discussion of the phrase "to determine the legal feasibility of the property" and a discussion of whether there is an aspect to these claims, for example, size, which make them unusually likely to have a problem in connection with boundaries. In view of your statement on page 18 that you must complete a survey of the mineral claims comprising the Mosquito King property in order to ensure that the mineralization that you intend to exploit is within the claims' boundaries, please disclose whether the historical information in the section entitled "Exploration History" on page 21 is perhaps not applicable to the areas within the precise boundaries of your claims. If yes, provide the appropriate qualifications to the disclosure under "Exploration History." In addition, make the same revisions to the third risk factor on page 7, which risk factor begins: "Because we have not surveyed the Mosquito King claims..."

         All of the disclosure in the section entitled "Exploration History" relates to mineralization or potential mineralization that is clearly within the claims boundaries. A survey will merely confirm the outside boundaries of the claims in order to ensure that, if production occurs on the claims, we do not process rock that is not on the claims. Other than the cost of the survey that we have disclosed, the survey process will not have a material effect on our operations.

7. We note your response to our prior comment 9. You have disclosed that a Canadian rule requires that when a company discloses scientific and technical information about their mineral projects to the public it must be based on advice by a qualified geoscientist or engineer who visits the property. You have also disclosed that Mr. Molak did not visit the property. It appears you are violating this rule. Please explain the possible consequences, to the registrant and to the public, of this violation. Also, provide the cite of the rule so that the reader can locate it. In addition, quote the relevant part of the rule in the disclosure and supplementally provide the staff with a copy of the rule.

         As indicated in our disclosure, National Instrument 43-101 only applies to mineral claims disclosure made in Canada and imposes a requirement upon companies that are reporting in a Canadian jurisdiction to file a technical report on the property with the appropriate securities commission. We are not a reporting company in Canada and have not made any disclosure in Canada regarding the Mosquito King claims. We have included the part of the policy we discuss in our disclosure, even though it is not relevant to us.

         National Instrument 43-101 does not have a cite, as it is a policy rather than law. We enclose a copy of the policy for your review.

Yours truly,

BOSS MINERALS INC.

PER:

ANDREI KRIOUKOV
President